[SUB-ADVISER LETTERHEAD]

April 15, 2014

Gary W. Gould
Financial Solutions, Inc.
320 South Boston, Suite 1130
Tulsa, OK 74103-4700

RE: Contractual Waivers and Reimbursements

Dear Mr. Gould:

This letter amends and restates, in its entirety, the letter agreement between Meritage Capital LLC (the “Subadviser”) and Financial Solutions, Inc. (the “Adviser”) setting forth the terms under which the Subadviser has agreed to waive subadvisory fees payable to it by the Adviser under the Subadvisory Agreement Among FSI Low Beta Absolute Return Fund, Financial Solutions, Inc. and Meritage Capital LLC (the “Subadvisory Agreement”).

We understand that the Adviser has agreed to waive all or a portion of its investment advisory fee (based on average monthly net assets) which it is otherwise entitled to receive from the FSI Low Beta Absolute Return Fund (the "Fund") and/or to reimburse certain operating expenses of the Fund as necessary in order to limit the Fund's total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of taxes, interest, portfolio transaction expenses, acquired fund fees and expenses and extraordinary expenses not incurred in the ordinary course of the Fund’s business) to not more than 1.60% of the Fund's average monthly net assets through April 30, 2015 (the "Adviser Waiver").

The Subadviser is entitled to receive from Adviser a fee for subadvisory services rendered to the Fund (the "Subadviser Contractual Fee") under the Subadvisory Agreement as approved by the Fund Board on December 18, 2012. Under the conditions stated herein, the Subadviser hereby agrees to waive a portion of the Subadviser Contractual Fee ("Subadviser Waiver"). The Subadviser Waiver shall be calculated as follows but in no event shall exceed 50% of the annual subadvisory fee payable to the Subadviser by the Adviser:

Subadviser Waiver = Subadviser Contractual Fee * the lesser of the percentage of the actual Advisor Waiver or 50%

The Subadviser understands that expenses reimbursed and/or fees reduced by the Adviser may be recouped by the Adviser for a period of three fiscal years following the fiscal year during which such reimbursement or reduction was made ("Adviser Recoupment Amount"). The Adviser agrees to compensate the Subadviser to the extent the Adviser recoups previously waived expenses and/or fees ("Subadviser Recoupment Amount) within 30 days of the date the Advisor receives the Advisor Recoupment Amount. The Subadviser Recoupment Amount shall be calculated as follows but in no event shall exceed, in connection with prior fees payable to the Subadviser, the Subadviser Contractual Fee:

True-up Amount = Subadviser Contractual Fee * the lesser of the percentage of the Actual Adviser Waiver or 50% as previously applied in year of Subadviser Waiver.

Conditions to waiver:

1.      All other subadvisors to the fund agree to the same level of waiver.
2.      Selling/placement/distribution fees are not included as fund expenses.
3.      No other subadvisor has any terms that are more favorable.
4.      The Adviser confirms the understanding in this letter and agrees to all terms.

After this agreement has been in effect for at least one (1) year from the Effective Date, the agreement may be terminated at any time upon sixty (60) days' written notice, and without payment of any penalty prior to the completion of its term by the Adviser or the Subadviser. This Agreement will automatically terminate if either (x) the Investment Advisory Agreement between the Fund and the Adviser is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement's termination, or (y) the Subadvisory Agreement between the Fund, the Adviser and the Subadviser is terminated, with such termination effective upon the effective date of the Subadvisory Agreement's termination. The provisions of this agreement shall survive the termination of this agreement to the extent applicable with respect to any matter arising that relates to a period when this agreement was in effect.

Very truly yours,

By:
Name:
Title:

Confirmed and agreed:

Gary W. Gould
Financial Solutions, Inc.